UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Focus Media Holding Limited
(Name of Issuer)
Ordinary Shares, par value $0.00005 per share
American Depositary Shares, evidenced by American Depositary
Receipts, each representing five Ordinary Shares
(Title of Class of Securities)
G3610R109 (Ordinary Shares)
34415V109 (American Depositary Shares)
(CUSIP Number)

Qin Xuetang Fosun International Limited Room 808 ICBC Tower 3 Garden Road Hong Kong China (86) 021-63325063	With a copy to: John Haveman Faegre & Benson LLP 2200 Wells Fargo Center 90 S. Seventh Street Minneapolis, MN 55402 (612) 766-8705

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 23, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G3610R109 34415V109

1	NAME OF REPORTING PERSON Fosun International Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong, China

	7	SOLE VOTING POWER

NUMBER OF		108,681,150*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		108,681,150*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

108,681,150*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.78%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
*Number of shares is number of Ordinary Shares. Fosun International Limited (“Fosun International”) holds 21,736,230 American Depositary Shares (“ADSs”), each representing 5 Ordinary Shares. Percent of class is based on 647,503,412 Ordinary Shares reported as issued and outstanding at March 31, 2008 in the Issuer’s Form 20-F for the fiscal year ended December 31, 2007 filed with the Securities and Exchange Commission on May 6, 2008.

          This Amendment No. 1 amends the Schedule 13D filed with the Securities and Exchange Commission on December 23, 2008 (the “Original 13D”) by Fosun International Limited (“Fosun International”) with respect to Ordinary Shares and American Depositary Shares (each representing five Ordinary Shares) of Focus Media Holding Limited (the “Issuer”). Unless otherwise stated herein, the Original 13D remains in full force and effect. Terms used therein and not defined herein have the meanings ascribed thereto in the Original 13D.

Item 3.	Source and Amount of Funds or Other Consideration
          Fosun International purchased the ADSs that are the subject of this statement with a portion of the proceeds of its initial public offering.

Item 5.	Interest in Securities of the Issuer
          (a) See Items 11 and 13 of the cover pages to this Schedule 13D, Amendment No. 1 for the aggregate number and percentage of Ordinary Shares underlying the ADSs that are beneficially owned by Fosun International as of December 23, 2008.
          (b) See Items 7 through 10 of the cover pages to this Schedule 13D, Amendment No. 1 for the number and percentage of Ordinary Shares underlying the ADSs beneficially owned by Fosun International as of December 23, 2008 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.
          (c) On December 23, 2008, Fosun International purchased for cash a total of 4,473,752 ADSs, representing 22,368,760 Ordinary Shares, in open market transactions at the weighted average price per ADS of $9.2845.
          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.
          (e) Not applicable.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description
99.1	List of directors and executive officers of Fosun International and information regarding persons controlling Fosun International (incorporated herein by reference to Exhibit 99.1 to the Original 13D filed on December 23, 2008 by Fosun International with the Commission).

Signature
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 24, 2008

FOSUN INTERNATIONAL LIMITED
By:	/s/ Qin Xuetang
Qin Xuetang
Director
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